UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Symantec Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

871503108

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 6, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		36,000,796
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

36,000,796
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,000,796*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

PN

* Includes 11,499,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		12,993,328
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

12,993,328
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,993,328*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

CO

* Includes 8,783,095 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

3

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,689,748
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,689,748
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,689,748*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 930,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

4

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		967,113
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

967,113
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

967,113*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 530,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

5

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		967,113
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

967,113
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

967,113*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 530,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

6

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		967,113
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

967,113
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

967,113*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 530,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

7

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

STARBOARD LEADERS TANGO LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,198,198
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,198,198
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,198,198
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,198,198
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,198,198
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,198,198
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

STARBOARD LEADERS SELECT VI LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,604,333
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,604,333
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,604,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

STARBOARD LEADERS SELECT VI GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,604,333
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,604,333
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,604,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,802,531
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,802,531
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,802,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,802,531
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,802,531
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,802,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		36,000,796
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

36,000,796
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,000,796*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

OO

* Includes 11,499,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

14

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		36,000,796
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

36,000,796
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,000,796*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

PN

* Includes 11,499,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

15

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		36,000,796
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

36,000,796
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,000,796*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

OO

* Includes 11,499,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

16

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		36,000,796
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

36,000,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,000,796*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

* Includes 11,499,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

17

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		36,000,796
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

36,000,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,000,796*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

* Includes 11,499,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

18

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		36,000,796
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

36,000,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,000,796*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

* Includes 11,499,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

19

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

NORA M. DENZEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA, IRELAND
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		750
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

750
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

20

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

DALE L. FULLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,200
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

21

CUSIP No. 871503108

1	NAME OF REPORTING PERSON

RICHARD S. HILL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		75,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

75,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 871503108

1	NAME OF REPORTING PERSON

MICHAEL G. STRACHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,534
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 871503108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Symantec Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 350 Ellis Street, Mountain View, California 94043.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;
(vi)	Starboard Leaders Tango LLC, a Delaware limited liability company (“Starboard Tango LLC”), with respect to the Shares directly and beneficially owned by it;
(vii)	Starboard Leaders Fund LP (“Starboard Leaders Fund”), as a member of Starboard Tango LLC;
(viii)	Starboard Leaders Select VI LP, a Delaware limited partnership (“Starboard Select VI LP”), with respect to the Shares directly and beneficially owned by it;
(ix)	Starboard Leaders Select VI GP LLC (“Starboard Select VI GP”), as the general partner of Starboard Select VI LP;
(x)	Starboard Value A LP (“Starboard A LP”), as the general partner of Starboard Leaders Fund and the managing member of Starboard Tango LLC and Starboard Select VI GP;
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CUSIP No. 871503108

(xi)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;
(xii)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Tango LLC, Starboard Select VI LP, Starboard Leaders Fund, and of certain managed accounts (the “Starboard Value LP Accounts”) and the manager of Starboard S LLC;
(xiii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xiv)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xv)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xvi)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xvii)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xviii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);
(xix)	Nora M. Denzel, as a nominee for the Board;
(xx)	Dale L. Fuller, as a nominee for the Board;
(xxi)	Richard S. Hill, as a nominee for the Board; and
(xxii)	Michael G. Strachan, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Tango LLC, Starboard Leaders Fund, Starboard Select VI LP, Starboard Select VI GP, Starboard A LP, Starboard A GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. The principal business address of Ms. Denzel is 712 Sevilla Avenue, Coral Gables, FL 33134. The principal business address of Mr. Fuller is 5204 N Bennett Street, #402, Ruston, WA 98407. The principal business address of Mr. Hill is 1 Hughes Center Drive, Unit 1604, Las Vegas, NV 89169. The principal business address of Mr. Strachan is 315 Moseley Road, Hillsborough, CA 94010.

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CUSIP No. 871503108

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard Tango LLC, and Starboard Select VI LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  The principal business of Starboard Leaders Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Tango LLC, Starboard Select VI LP, Starboard Leaders Fund, and the Starboard Value LP Accounts and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Starboard Select VI GP serves as the general partner of Starboard Select VI LP. Starboard A LP serves as the general partner of Starboard Leaders Fund and the managing member of Starboard Tango LLC and Starboard Select VI GP. Starboard A GP serves as the general partner of Starboard A LP. Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Ms. Denzel is serving as a member of the Boards of Directors of Telefonaktiebolaget L.M. Ericsson, Advanced Micro Devices, Inc. and Talend S.A. The principal occupation of Mr. Fuller is serving on the Board of Directors of comScore, Inc. and as Chairman of the Board of Directors of MobiSocial, Inc. The principal occupation of Mr. Hill is serving as Chairman of the Boards of Directors of Marvell Technology Group Ltd. and Xperi Corporation and as a member of the Boards of Directors of Arrow Electronics, Inc. and Cabot Microelectronics Corporation. The principal occupation of Mr. Strachan is serving as a member of the Board of Directors of Marvell Technology Group Ltd.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Mitchell, Feld, Fuller, Hill and Strachan and Ms. Denzel are citizens of the United States of America. Ms. Denzel is also a citizen of Ireland. The citizenship of the persons listed on Schedule A is set forth therein.

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CUSIP No. 871503108

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Tango LLC, Starboard Select VI LP, and held in the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 4,210,233 Shares beneficially owned by Starboard V&O Fund is approximately $82,358,960, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 8,783,095 Shares by Starboard V&O Fund is approximately $179,586,565, excluding brokerage commissions. The aggregate purchase price of the 759,748 Shares beneficially owned by Starboard S LLC is approximately $15,205,642, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 930,000 Shares by Starboard S LLC is approximately $19,309,381, excluding brokerage commissions. The aggregate purchase price of the 437,113 Shares beneficially owned by Starboard C LP is approximately $8,748,225, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 530,000 Shares by Starboard C LP is approximately $11,004,271, excluding brokerage commissions. The aggregate purchase price of the 1,198,198 Shares beneficially owned by Starboard Tango LLC is approximately $25,120,011, excluding brokerage commissions. The aggregate purchase price of the 1,604,333 Shares beneficially owned by Starboard Select VI LP is approximately $32,683,782, excluding brokerage commissions. The aggregate purchase price of the 16,292,171 Shares held in the Starboard Value LP Accounts is approximately $318,299,911, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 1,255,905 Shares by Starboard Value LP through one of the Starboard Value LP Accounts is approximately $24,584,340, excluding brokerage commissions.

The Shares purchased by each of Ms. Denzel and Messrs. Fuller, Hill and Strachan were purchased with personal funds in the open market. The aggregate purchase price of the 750 Shares beneficially owned by Ms. Denzel is approximately $16,207, excluding brokerage commissions. The aggregate purchase price of the 14,200 Shares beneficially owned by Mr. Fuller is approximately $291,622, including brokerage commissions. The aggregate purchase price of the 75,000 Shares beneficially owned by Mr. Hill is approximately $1,566,919, excluding brokerage commissions. The aggregate purchase price of the 5,534 Shares beneficially owned by Mr. Strachan is approximately $109,549, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On July 5, 2018, Starboard V&O Fund delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of five highly qualified director candidates, including Nora M. Denzel, Peter A. Feld, Dale L. Fuller, Richard S. Hill and Michael G. Strachan (collectively, the “Nominees”), for election to the Board at the Issuer’s 2018 annual meeting of stockholders (the “Annual Meeting”). The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their bios below. The Reporting Persons hope to continue to engage in constructive dialogue with the Issuer’s management team and the Board regarding opportunities to unlock value at the Issuer, including changes to the composition of the Board.

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CUSIP No. 871503108

Nora M. Denzel has substantial expertise in technology and in particular in enterprise software, having held various executive management positions at Intuit Inc. (NASDAQ: INTU), a business and financial software company that develops and sells financial, accounting, and tax preparation software and related services, from 2008 to 2012, including as Senior Vice President of Big Data, Social Product Design and Marketing and Senior Vice President and General Manager of the QuickBooks® Employee Management Division. Ms. Denzel was also formerly interim Chief Executive Officer of Outerwall Inc. (formerly NASDAQ: OUTR), an automated retail solutions provider, from January 2015 to August 2015. She currently serves as a member of the Board of Directors of Telefonaktiebolaget L.M. Ericsson (NASDAQ: ERIC), a networking and telecommunications company, since April 2013. She has also served on the Boards of Directors of Advanced Micro Devices, Inc. (NASDAQ: AMD), a semiconductor company, since March 2014 and Talend S.A. (NASDAQ: TLND), a big data integration vendor, since July 2017. Previously, Ms. Denzel held several key senior executive level positions at Hewlett-Packard Company (formerly NYSE: HPQ), a technology software, services and hardware provider, from 2000 to 2006, including as Senior Vice President and General Manager, Enterprise Software Global Business Unit from 2002 to 2006 and Vice President and General Manager, Storage Business Unit from 2000 to 2002. From 1997 to 2000, Ms. Denzel served as Senior Vice President, Product Operations, at Legato Systems Inc., a data storage management software company. From 1984 to 1997, she held various software engineering, marketing and executive management positions at IBM Corporation (NYSE: IBM), a technology services, enterprise software and systems provider, most recently as Director, Global Storage Software from 1995 to 1997. Ms. Denzel also previously served as a director of Overland Storage, Inc., a provider of data management and protection products and services, from 2007 to February 2013 and Saba Software, Inc., a provider of learning and talent management solutions software and services, from 2011 to February 2015. Ms. Denzel currently serves as a Trustee of AnitaB.org, a non-profit organization dedicated to attracting and retaining women in technology, since 2008, and as a director of the Northern California Chapter of the National Association of Corporate Directors, a non-profit organization that aims to elevate board performance by providing board education, research, and a network of directors, since January 2015. In January 2018 she was awarded a CERT Certificate in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University. Ms. Denzel is also widely recognized for her talent and support for women in technology, including having been named one of the top 25 women engineers in 2012 by Business Insider, one of the 10 leading women in tech in 2012 by CIO Magazine, and one of the top 20 CMOs by ExecRanks in 2012. She has been named “one of the most powerful people in computer networking” by Network World and “one of the top 20 movers and shakers in the storage industry” by Storage Magazine. She holds a master of business administration degree from Santa Clara University and a bachelor of science degree in computer science from the State University of New York College at Plattsburgh.

Peter A. Feld is a Managing Member and Head of Research of Starboard Value LP and has significant expertise serving as a shareholder representative on numerous technology company boards that have created substantial value for shareholders. He has substantial experience in corporate finance, best-in-class corporate governance, and a deep understanding of capital markets. From November 2008 to April 2011, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd. From February 2007 to November 2008, he served as a director at Ramius LLC. He previously served as a member of the Board of Directors of each of Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in storage, networking and connectivity semiconductor solutions, from May 2016 to June 2018, The Brink’s Company (NYSE: BCO), a global leader in security-related services, from January 2016 to November 2017, Insperity, Inc. (NYSE: NSP), an industry-leading HR services provider, from March 2015 to June 2017, Darden Restaurants, Inc. (NYSE: DRI), a full-service restaurant company, from October 2014 to September 2015, Tessera Technologies, Inc. (formerly NASDAQ: TSRA) (n/k/a Xperi Corporation), a leading product and technology licensing company, from June 2013 to April 2014, Integrated Device Technology, Inc. (NASDAQ: IDTI), a company that designs, develops, manufactures and markets a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 to February 2014, Unwired Planet, Inc. (formerly NASDAQ: UPIP) (n/k/a Great Elm Capital Group, Inc.), an intellectual property company that focused exclusively on the mobile industry, from July 2011 to March 2014 and as Chairman from September 2011 to July 2013, and SeaChange International, Inc. (NASDAQ: SEAC), a leading global multi-screen video software company, from December 2010 to January 2013. Mr. Feld received a BA in Economics from Tufts University.

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CUSIP No. 871503108

Dale L. Fuller has substantial expertise in the technology industry, and directly applicable experience in the cybersecurity market in particular, having served as a senior executive and director of numerous companies, including McAfee, Inc. (formerly NYSE: MFE), an American global computer security software company, where he served as interim President and Chief Executive Officer from October 2006 through April 2007 and as a member of its Board of Directors from January 2006 to July 2007. Mr. Fuller also previously served as Chairman of the Supervisory Board of AVG Technologies N.V. (formerly NYSE: AVG), a global leader in mobile security, PC optimization, Internet security and privacy software (“AVG”), from March 2009 to October 2016, having initially joined AVG’s Board in November 2008. He currently serves on the Board of Directors of comScore, Inc. (NASDAQ: SCOR), a media measurement and analytics company, since March 2018 and as Chairman of the Board of Directors of MobiSocial, Inc., a Stanford-based technology startup, since January 2013. He previously served as a member of the Board of Directors of Quantum Corporation (NYSE: QTM), a leading expert in scale-out storage, archive and data protection, providing solutions for capturing, sharing and preserving digital assets over the entire data lifecycle, from September 2014 to March 2017. Prior to that, he served as President and Chief Executive Officer of MokaFive (n/k/a moka5, Inc.), a venture-backed private company, from 2008 to January 2013. In addition, Mr. Fuller previously served on the Board of Directors of Zoran Corporation, a multinational digital technology company, from March 2011 until its merger with CSR plc (formerly NASDAQ: CSRE) in August 2011, and as Chairman of the Board of Directors of Webgistix Corporation, a global leader in e-commerce fulfillment, from October 2008 through January 2013 until its sale to Rakuten. Prior to that, Mr. Fuller served as a director of Phoenix Technologies, Ltd. (formerly NASDAQ: PTEC), a BIOS software company, from November 2009 until its merger with Pharaoh Acquisition LLC in November 2010. Mr. Fuller also previously served on the Boards of Directors of Guidance Software, Inc. (formerly NASDAQ: GUID), Krugle, Inc. and Quest Aircraft Company, LLC. Mr. Fuller served as President and Chief Executive Officer of Borland Software Corporation, from 1999 until 2005. Mr. Fuller also served as President and Chief Executive Officer of WhoWhere? Corporation, which was later acquired by Lycos, Inc. As a start-up company CEO, Mr. Fuller led the expansion of several domain sites, including Angelfire.com and MailCity.com. In addition, he previously held various senior executive positions at Apple Computer, NEC, Motorola, and Texas Instruments. Mr. Fuller holds an honorary doctorate from St. Petersburg State University and a B.S. from Pacific College.

Richard S. Hill has substantial expertise as a senior executive and director of technology hardware and software businesses, including in the semiconductor and enterprise software markets. Mr. Hill served as the Chief Executive Officer and a member of the Board of Directors of Novellus Systems Inc. (“Novellus”), a designer, manufacturer, and marketer of semiconductor equipment used in fabricating integrated circuits, until its acquisition by Lam Research Corporation (NASDAQ: LRCX) in June 2012. While at Novellus, he also served as the Chairman of the Board of Directors since 1996. Mr. Hill currently serves as Chairman of the Board of Directors of Marvell Technology Group Ltd. (NASDAQ: MRVL), a producer of storage, communications and consumer semiconductor products, since May 2016. He has also has served as a member of the Board of Directors of Xperi Corporation (f/k/a Tessera Technologies)(NASDAQ: XPER), which develops, invests in, licenses and delivers innovative miniaturization technologies and products for next-generation electronic devices (“Xperi”), since August 2012 and as its Chairman since March 2013. Mr. Hill previously served as Xperi’s Interim Chief Executive Officer from April 15, 2013 until May 29, 2013. Mr. Hill has also served as a member of the Boards of Directors of Arrow Electronics, Inc. (NYSE: ARW), a global provider of products and services to industrial and commercial users of electronic components and enterprise computing, since 2006 and Cabot Microelectronics Corporation (NASDAQ: CCMP), a leading global supplier of chemical mechanical planarization (CMP) slurries and a growing CMP pad supplier to the semiconductor industry, since June 2012. He previously served as a director of Autodesk, Inc. (NASDAQ: ADSK), a leader in 3D design, engineering and entertainment software, from March 2016 until June 2018 and Planar Systems, Inc. (formerly NASDAQ: PLNR), a company involved in the Digital Signage Business, from June 2013 until the company was sold to Leyard, Inc., a Chinese corporation, in December of 2015. Mr. Hill also previously served as a member of the Boards of Directors of Yahoo! Inc. (formerly NASDAQ: YHOO) (n/k/a Altaba Inc.), a web services provider, from April 2016 until its core business was sold to Verizon Communications Inc. in June 2017, LSI Corporation (formerly NASDAQ: LSI), a provider of semiconductors and software to accelerate storage and networking in datacenters, mobile networks and client computing, from 2007 until its acquisition by Avago Technologies in May 2014 and SemiLEDs Corporation (NASDAQ: LEDS), a manufacturer of ultra-high brightness LED chips, from September 2010 to February 2012. Before joining Novellus in 1993, Mr. Hill spent 12 years with Tektronix, Inc., a leading designer and manufacturer of test and measurement devices such as oscilloscopes and logic analyzers (“Tektronix”). Mr. Hill rose through the ranks of the corporation holding various positions, including as President of Tektronix Development Company, General Manager of the Integrated Circuits Facility, Executive Vice President of Test and Measurement, and finishing his time as the President of the Tektronix Component Businesses. Before joining Tektronix, Mr. Hill worked in a variety of engineering and management positions with General Electric Company (NYSE: GE), Motorola Solutions Inc. (NYSE: MSI) and Hughes Aircraft Company. Mr. Hill received a B.S. in Bioengineering from the University of Illinois in Chicago and an M.B.A. from Syracuse University.

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CUSIP No. 871503108

Michael G. Strachan has significant expertise in finance and accounting and as a director of technology companies. He currently serves as a member of the Board of Directors of Marvell Technology Group Ltd. (NASDAQ: MRVL), a producer of storage, communications and consumer semiconductor products, since May 2016, where he serves as Chairman of the Audit Committee. Previously, he served on the Board of Directors of LSI Corporation (formerly NASDAQ: LSI), a designer of semiconductors and software that accelerates storage and networking in datacenters, mobile networks and client computing, from March 2009 until its acquisition by Avago Technologies in May 2014. While at LSI Corporation, he served as Chairman of the Audit Committee. Mr. Strachan retired from Ernst & Young LLP, a multinational professional services firm, in December 2008 after serving in various roles at the firm since 1976. From July 2007 until December 2008, he was a member of Ernst & Young’s America’s Executive Board, which oversaw the firm’s strategic initiatives in North and South America. From July 2006 to December 2008, he was a member of Ernst & Young’s U.S. Executive Board, which oversaw partnership matters in the U.S. for the firm. From July 2000 through December 2008, he was Vice Chairman and Area Managing Partner for Ernst & Young offices between San Jose, California and Seattle, Washington, and was responsible for oversight of the firm’s operations in that area. Mr. Strachan holds a B.S. in Accounting from Northern Illinois University.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

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CUSIP No. 871503108

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 621,538,648 Shares outstanding, as of January 26, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 2, 2018.

A.	Starboard V&O Fund
(a)	As of the close of business on August 15, 2018, Starboard V&O Fund beneficially owned 12,993,328 Shares, including 8,783,095 Shares underlying certain forward purchase contracts.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 12,993,328
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,993,328
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on August 15, 2018, Starboard S LLC beneficially owned 1,689,748 Shares, including 930,000 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,689,748
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,689,748
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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CUSIP No. 871503108

C.	Starboard C LP
(a)	As of the close of business on August 15, 2018, Starboard C LP beneficially owned 967,113 Shares, including 530,000 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 967,113
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 967,113
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 967,113 Shares owned by Starboard C LP, including 530,000 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 967,113
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 967,113
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 967,113 Shares owned by Starboard C LP, including 530,000 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 967,113
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 967,113
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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CUSIP No. 871503108

F.	Starboard Tango LLC
(a)	As of the close of business on August 15, 2018, Starboard Tango LLC beneficially owned 1,198,198 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,198,198
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,198,198
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Tango LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Starboard Leaders Fund
(a)	Starboard Leaders Fund, as a member of Starboard Tango LLC, may be deemed the beneficial owner of the 1,198,198 Shares owned by Starboard Tango LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,198,198
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,198,198
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Tango LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Starboard Select VI LP
(a)	As of the close of business on August 15, 2018, Starboard Select VI LP beneficially owned 1,604,333 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,604,333
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,604,333
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Select VI LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard Select VI GP
(a)	Starboard Select VI GP, as the general partner of Starboard Select VI LP, may be deemed the beneficial owner of the 1,604,333 Shares owned by Starboard Select VI LP.

Percentage: Less than 1%

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CUSIP No. 871503108

(b)	1. Sole power to vote or direct vote: 1,604,333
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,604,333
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Select VI GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Select VI LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Starboard A LP
(a)	Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Tango LLC and Starboard Select VI GP, may be deemed the beneficial owner of the (i) 1,198,198 Shares owned by Starboard Tango LLC and (ii) 1,604,333 Shares owned by Starboard Select VI LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,802,531
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,802,531
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Tango LLC and Starboard Select VI LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
K.	Starboard A GP
(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 1,198,198 Shares owned by Starboard Tango LLC and (ii) 1,604,333 Shares owned by Starboard Select VI LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,802,531
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,802,531
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Tango LLC and Starboard Select VI LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
34

CUSIP No. 871503108

L.	Starboard Value LP
(a)	As of the close of business on August 15, 2018, 17,548,076 Shares were held in the Starboard Value LP Accounts, including 1,255,905 Shares underlying certain forward purchase contracts. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Tango LLC, Starboard Select VI LP, and the Starboard Value LP Accounts and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 12,993,328 Shares owned by Starboard V&O Fund, (ii) 1,689,748 Shares owned by Starboard S LLC, (iii) 967,113 Shares owned by Starboard C LP, (iv) 1,198,198 Shares owned by Starboard Tango LLC, (v) 1,604,333 Shares owned by Starboard Select VI LP, and (vi) 17,548,076 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 36,000,796
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 36,000,796
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Accounts and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Tango LLC, and Starboard Select VI LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
M.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 12,993,328 Shares owned by Starboard V&O Fund, (ii) 1,689,748 Shares owned by Starboard S LLC, (iii) 967,113 Shares owned by Starboard C LP, (iv) 1,198,198 Shares owned by Starboard Tango LLC, (v) 1,604,333 Shares owned by Starboard Select VI LP, and (vi) 17,548,076 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 36,000,796
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 36,000,796
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Tango LLC, and Starboard Select VI LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
N.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 12,993,328 Shares owned by Starboard V&O Fund, (ii) 1,689,748 Shares owned by Starboard S LLC, (iii) 967,113 Shares owned by Starboard C LP, (iv) 1,198,198 Shares owned by Starboard Tango LLC, (v) 1,604,333 Shares owned by Starboard Select VI LP, and (vi) 17,548,076 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.8%

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CUSIP No. 871503108

(b)	1. Sole power to vote or direct vote: 36,000,796
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 36,000,796
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Tango LLC, and Starboard Select VI LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
O.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 12,993,328 Shares owned by Starboard V&O Fund, (ii) 1,689,748 Shares owned by Starboard S LLC, (iii) 967,113 Shares owned by Starboard C LP, (iv) 1,198,198 Shares owned by Starboard Tango LLC, (v) 1,604,333 Shares owned by Starboard Select VI LP, and (vi) 17,548,076 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 36,000,796
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 36,000,796
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Tango LLC, and Starboard Select VI LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
P.	Messrs. Smith, Mitchell and Feld
(a)	Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 12,993,328 Shares owned by Starboard V&O Fund, (ii) 1,689,748 Shares owned by Starboard S LLC, (iii) 967,113 Shares owned by Starboard C LP, (iv) 1,198,198 Shares owned by Starboard Tango LLC, (v) 1,604,333 Shares owned by Starboard Select VI LP, and (vi) 17,548,076 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.8%

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CUSIP No. 871503108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 36,000,796
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 36,000,796

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Tango LLC, and Starboard Select VI LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
Q.	Ms. Denzel
(a)	As of the close of business on August 15, 2018, Ms. Denzel beneficially owned 750 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 750 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 750 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Ms. Denzel during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
R.	Mr. Fuller
(a)	As of the close of business on August 15, 2018, Mr. Fuller beneficially owned 14,200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 14,200
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 14,200
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Fuller during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
S.	Mr. Hill
(a)	As of the close of business on August 15, 2018, Mr. Hill beneficially owned 75,000 Shares, which includes Shares held in certain trusts of which he is sole trustee.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 75,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 75,000
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 871503108

(c)	The transactions in the Shares by Mr. Hill during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
T.	Mr. Strachan
(a)	As of the close of business on August 15, 2018, Mr. Strachan beneficially owned 5,534 Shares, which are held in a certain trust of which he is co-trustee with his wife.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 5,534 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 5,534

(c)	The transactions in the Shares by Mr. Strachan during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

As of the close of business on August 15, 2018, the Reporting Persons collectively beneficially owned an aggregate of 36,096,280 Shares, including 11,499,000 Shares underlying certain forward purchase contracts, constituting approximately 5.8% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 15, 2018, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Tango LLC, Starboard Select VI LP and Starboard Value LP agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Starboard V&O Fund and its affiliates have agreed to indemnify each of Ms. Denzel and Messrs. Fuller, Hill and Strachan against any and all claims of any nature arising from the Solicitation and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

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CUSIP No. 871503108

Pursuant to letter agreements, Starboard V&O Fund has agreed to compensate Ms. Denzel and Messrs. Fuller, Hill and Strachan for being named as and serving as Nominees for election as directors of the Issuer (the “Compensation Letter Agreements”). Under the Compensation Letter Agreements, Starboard V&O Fund has agreed to pay each of Ms. Denzel and Messrs. Fuller, Hill and Strachan (i) $25,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $25,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission by Starboard Value LP or its affiliates relating to the Solicitation.

Pursuant to the Compensation Letter Agreements, each of Ms. Denzel and Messrs. Fuller, Hill and Strachan agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Ms. Denzel and Messrs. Fuller, Hill and Strachan shall determine but in any event no later than fourteen (14) days after receipt of such compensation, subject to Starboard’s right to waive the requirement to purchase the Nominee Shares. Each of Ms. Denzel and Messrs. Fuller, Hill and Strachan agreed not to sell, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer’s appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee’s nomination or appointment as a director of the Issuer, (iii) Starboard V&O Fund’s withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Ms. Denzel and Messrs. Fuller, Hill and Strachan may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Value LP through one of the Starboard Value LP Accounts entered into forward purchase contracts with Morgan Stanley as the counterparty providing for the purchase of an aggregate of 8,783,095, 930,000, 530,000 and 1,255,905 shares of Common Stock, respectively (the “Forward Contracts”). Each of the Forward Contracts has a final valuation date of December 4, 2019, however, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Value LP has the ability to elect early settlement after serving notice to Morgan Stanley of such intention at least two (2) scheduled trading days in advance of the desired early final valuation date. The Forward Contracts provide for physical settlement. Until the settlement date, none of the Forward Contracts give Starboard V&O Fund, Starboard S LLC, Starboard C LP or Starboard Value LP voting or dispositive control over the Shares to which such contracts relate.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Leaders Tango LLC, Starboard Leaders Fund LP, Starboard Leaders Select VI LP, Starboard Leaders Select VI GP LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Nora M. Denzel, Dale L. Fuller, Richard S. Hill and Michael G. Strachan, dated August 15, 2018.
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CUSIP No. 871503108

99.2	Form of Indemnification Letter Agreement.
99.3	Form of Compensation Letter Agreement.
99.4	Power of Attorney for Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated September 15, 2011; Power of Attorney for Nora M. Denzel, dated July 2, 2018; and Powers of Attorney for Dale L. Fuller, Richard S. Hill and Michael G. Strachan, dated July 5, 2018.

40

CUSIP No. 871503108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2018

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD LEADERS TANGO LLC

By: Starboard Value A LP,

its managing member

Starboard Leaders Fund LP

By: Starboard Value A LP,

its general partner

Starboard Leaders Select VI LP

By: Starboard Leaders Select VI GP LLC,

its general partner

STARBOARD VALUE A LP

By: Starboard Value A GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value A GP LLC

Starboard Value R GP LLC

Starboard Leaders Select VI GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Nora M. Denzel, Dale L. Fuller, Richard S. Hill and Michael G. Strachan

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CUSIP No. 871503108

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark R. Mitchell Director*

Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP No. 871503108

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Forward Contract	72,895	21.0184	06/19/2018
Purchase of Common Stock	182,000	20.4260	06/25/2018
Purchase of Common Stock	182,000	20.4260	06/25/2018
Purchase of Common Stock	127,400	20.4570	06/25/2018
Purchase of Common Stock	127,400	20.4570	06/25/2018
Sale of Common Stock	(364,000)	20.3881	06/26/2018
Sale of Common Stock	(364,000)	20.3881	06/26/2018
Purchase of Forward Contract	728,000	20.3976	06/26/2018
Purchase of Common Stock	54,600	20.4163	06/26/2018
Purchase of Common Stock	54,600	20.4163	06/26/2018
Sale of Common Stock	(91,000)	20.0436	06/27/2018
Sale of Common Stock	(91,000)	20.0436	06/27/2018
Sale of Common Stock	(91,000)	20.0442	06/27/2018
Sale of Common Stock	(91,000)	20.0442	06/27/2018
Purchase of Forward Contract	364,000	20.0551	06/27/2018
Purchase of Common Stock	127,400	20.1292	06/27/2018
Purchase of Common Stock	127,400	20.1292	06/27/2018
Purchase of Common Stock	91,000	20.1382	06/27/2018
Purchase of Common Stock	91,000	20.1382	06/27/2018
Purchase of Common Stock	327,600	20.1419	06/27/2018
Purchase of Common Stock	327,600	20.1419	06/27/2018
Purchase of Common Stock	72,800	20.0985	06/28/2018
Purchase of Common Stock	72,800	20.0985	06/28/2018
Purchase of Common Stock	211,120	20.1309	06/28/2018
Purchase of Common Stock	211,120	20.1309	06/28/2018
Purchase of Common Stock	152,880	20.1707	06/28/2018
Purchase of Common Stock	152,880	20.1707	06/28/2018
Sale of Common Stock	(364,000)	20.1820	06/28/2018
Sale of Common Stock	(364,000)	20.1820	06/28/2018
Purchase of Forward Contract	1,164,800	20.2301	06/28/2018
Sale of Common Stock	(218,400)	20.2777	06/28/2018
Sale of Common Stock	(218,400)	20.2777	06/28/2018
Sale of Common Stock	(218,400)	20.5313	06/29/2018
Sale of Common Stock	(218,400)	20.5313	06/29/2018
Purchase of Forward Contract	436,800	20.5774	06/29/2018
Purchase of Forward Contract	1,456,000	20.5774	06/29/2018

CUSIP No. 871503108

Purchase of Common Stock	8,034	20.5000	07/02/2018
Purchase of Common Stock	8,034	20.5000	07/02/2018
Purchase of Common Stock	144,600	20.7150	07/02/2018
Purchase of Common Stock	144,600	20.7150	07/02/2018
Purchase of Common Stock	389,616	20.7229	07/02/2018
Purchase of Common Stock	389,616	20.7229	07/02/2018
Purchase of Common Stock	180,750	20.9248	07/03/2018
Purchase of Common Stock	180,750	20.9248	07/03/2018
Purchase of Common Stock	501,950	21.6203	07/12/2018
Purchase of Common Stock	55,772	21.8317	07/12/2018
Purchase of Common Stock	2,453	21.5950	07/13/2018
Purchase of Common Stock	4,626	21.6000	07/13/2018
Purchase of Common Stock	2,619	21.6000	07/13/2018
Purchase of Common Stock	8,204	21.5000	07/16/2018
Purchase of Common Stock	27,533	21.5809	07/16/2018
Purchase of Common Stock	25,048	21.5903	07/16/2018
Purchase of Common Stock	145,510	20.6579	07/27/2018
Purchase of Common Stock	515,512	20.6899	07/27/2018
Purchase of Common Stock	177,838	20.8148	07/27/2018
Purchase of Common Stock	42,825	20.5388	07/30/2018
Purchase of Common Stock	409	20.2414	08/01/2018
Purchase of Common Stock	4,086	20.2780	08/01/2018
Purchase of Common Stock	334	20.4150	08/01/2018
Purchase of Common Stock	20,260	20.4232	08/01/2018
Purchase of Common Stock	6,690	20.4460	08/01/2018
Purchase of Common Stock	15,962	18.5782	08/02/2018
Purchase of Common Stock	7,546	18.6397	08/02/2018
Purchase of Common Stock	9,656	20.6198	08/02/2018
Purchase of Common Stock	29,645	20.6333	08/02/2018
Purchase of Common Stock	23,175	20.7208	08/02/2018
Purchase of Common Stock	18,347	20.8095	08/02/2018
Purchase of Common Stock	290	20.8435	08/02/2018
Purchase of Common Stock	407,079	18.0669	08/03/2018
Purchase of Common Stock	148,932	18.0823	08/03/2018
Purchase of Common Stock	290,591	18.2932	08/03/2018
Sale of Common Stock	(1,000,000)	18.8160	08/03/2018
Purchase of Forward Contract	1,500,000	18.9120	08/03/2018
Purchase of Common Stock	63,341	18.9690	08/03/2018
Purchase of Common Stock	673,613	18.9728	08/03/2018
Purchase of Common Stock	5,047	18.9760	08/03/2018
Sale of Common Stock	(500,000)	18.9773	08/03/2018
Purchase of Common Stock	71,462	19.2281	08/06/2018
Purchase of Common Stock	273,342	19.3003	08/06/2018
Purchase of Common Stock	226,891	19.3804	08/06/2018
Purchase of Common Stock	114,339	19.4498	08/06/2018
Purchase of Common Stock	161,085	19.5109	08/07/2018
Purchase of Common Stock	181,221	19.6061	08/07/2018

CUSIP No. 871503108

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Forward Contract	9,300	21.0184	06/19/2018
Purchase of Common Stock	46,500	20.4260	06/25/2018
Purchase of Common Stock	32,550	20.4570	06/25/2018
Sale of Common Stock	(93,000)	20.3881	06/26/2018
Purchase of Forward Contract	93,000	20.3976	06/26/2018
Purchase of Common Stock	13,950	20.4163	06/26/2018
Sale of Common Stock	(23,250)	20.0436	06/27/2018
Sale of Common Stock	(23,250)	20.0442	06/27/2018
Purchase of Forward Contract	46,500	20.0551	06/27/2018
Purchase of Common Stock	32,550	20.1292	06/27/2018
Purchase of Common Stock	23,250	20.1382	06/27/2018
Purchase of Common Stock	83,700	20.1419	06/27/2018
Purchase of Common Stock	18,600	20.0985	06/28/2018
Purchase of Common Stock	53,940	20.1309	06/28/2018
Purchase of Common Stock	39,060	20.1707	06/28/2018
Sale of Common Stock	(93,000)	20.1820	06/28/2018
Purchase of Forward Contract	148,800	20.2301	06/28/2018
Sale of Common Stock	(55,800)	20.2777	06/28/2018
Sale of Common Stock	(55,800)	20.5313	06/29/2018
Purchase of Forward Contract	55,800	20.5774	06/29/2018
Purchase of Forward Contract	186,000	20.5774	06/29/2018
Purchase of Common Stock	2,112	20.5000	07/02/2018
Purchase of Common Stock	38,000	20.7150	07/02/2018
Purchase of Common Stock	102,388	20.7229	07/02/2018
Purchase of Common Stock	47,500	20.9248	07/03/2018
Purchase of Common Stock	65,955	21.6203	07/12/2018
Purchase of Common Stock	7,328	21.8317	07/12/2018
Purchase of Common Stock	322	21.5950	07/13/2018
Purchase of Common Stock	608	21.6000	07/13/2018
Purchase of Common Stock	344	21.6000	07/13/2018
Purchase of Common Stock	1,078	21.5000	07/16/2018
Purchase of Common Stock	3,618	21.5809	07/16/2018
Purchase of Common Stock	3,291	21.5903	07/16/2018
Purchase of Common Stock	5,884	21.5411	07/17/2018
Purchase of Common Stock	3,086	21.5538	07/17/2018
Purchase of Common Stock	156	21.5218	07/18/2018
Purchase of Common Stock	7,258	21.5592	07/18/2018
Purchase of Common Stock	2,341	21.5750	07/18/2018
Purchase of Common Stock	19,120	20.6579	07/27/2018
Purchase of Common Stock	67,737	20.6899	07/27/2018
Purchase of Common Stock	23,367	20.8148	07/27/2018
Purchase of Common Stock	10,829	20.5388	07/30/2018
Purchase of Common Stock	53	20.2414	08/01/2018

CUSIP No. 871503108

Purchase of Common Stock	531	20.2780	08/01/2018
Purchase of Common Stock	43	20.4150	08/01/2018
Purchase of Common Stock	2,634	20.4232	08/01/2018
Purchase of Common Stock	870	20.4460	08/01/2018
Purchase of Common Stock	2,075	18.5782	08/02/2018
Purchase of Common Stock	981	18.6397	08/02/2018
Purchase of Common Stock	52,926	18.0669	08/03/2018
Purchase of Common Stock	19,363	18.0823	08/03/2018
Purchase of Common Stock	37,781	18.2932	08/03/2018
Purchase of Common Stock	8,235	18.9690	08/03/2018
Purchase of Common Stock	87,579	18.9728	08/03/2018
Purchase of Common Stock	656	18.9760	08/03/2018
Purchase of Common Stock	9,291	19.2281	08/06/2018
Purchase of Common Stock	35,538	19.3003	08/06/2018
Purchase of Common Stock	29,499	19.3804	08/06/2018
Purchase of Common Stock	14,866	19.4498	08/06/2018
Purchase of Common Stock	20,944	19.5109	08/07/2018
Purchase of Common Stock	23,561	19.6061	08/07/2018

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Forward Contract	5,300	21.0184	06/19/2018
Purchase of Common Stock	26,500	20.4260	06/25/2018
Purchase of Common Stock	18,550	20.4570	06/25/2018
Sale of Common Stock	(53,000)	20.3881	06/26/2018
Purchase of Forward Contract	53,000	20.3976	06/26/2018
Purchase of Common Stock	7,950	20.4163	06/26/2018
Sale of Common Stock	(13,250)	20.0436	06/27/2018
Sale of Common Stock	(13,250)	20.0442	06/27/2018
Purchase of Forward Contract	26,500	20.0551	06/27/2018
Purchase of Common Stock	18,550	20.1292	06/27/2018
Purchase of Common Stock	13,250	20.1382	06/27/2018
Purchase of Common Stock	47,700	20.1419	06/27/2018
Purchase of Common Stock	10,600	20.0985	06/28/2018
Purchase of Common Stock	30,740	20.1309	06/28/2018
Purchase of Common Stock	22,260	20.1707	06/28/2018
Sale of Common Stock	(53,000)	20.1820	06/28/2018
Purchase of Forward Contract	84,800	20.2301	06/28/2018
Sale of Common Stock	(31,800)	20.2777	06/28/2018
Sale of Common Stock	(31,800)	20.5313	06/29/2018
Purchase of Forward Contract	31,800	20.5774	06/29/2018
Purchase of Forward Contract	106,000	20.5774	06/29/2018
Purchase of Common Stock	1,200	20.5000	07/02/2018
Purchase of Common Stock	21,600	20.7150	07/02/2018

CUSIP No. 871503108

Purchase of Common Stock	58,200	20.7229	07/02/2018
Purchase of Common Stock	27,000	20.9248	07/03/2018
Purchase of Common Stock	37,490	21.6203	07/12/2018
Purchase of Common Stock	4,166	21.8317	07/12/2018
Purchase of Common Stock	183	21.5950	07/13/2018
Purchase of Common Stock	345	21.6000	07/13/2018
Purchase of Common Stock	196	21.6000	07/13/2018
Purchase of Common Stock	613	21.5000	07/16/2018
Purchase of Common Stock	2,057	21.5809	07/16/2018
Purchase of Common Stock	1,871	21.5903	07/16/2018
Purchase of Common Stock	3,345	21.5411	07/17/2018
Purchase of Common Stock	1,754	21.5538	07/17/2018
Purchase of Common Stock	89	21.5218	07/18/2018
Purchase of Common Stock	4,136	21.5592	07/18/2018
Purchase of Common Stock	1,334	21.5750	07/18/2018
Purchase of Common Stock	10,868	20.6579	07/27/2018
Purchase of Common Stock	38,503	20.6899	07/27/2018
Purchase of Common Stock	13,283	20.8148	07/27/2018
Purchase of Common Stock	6,155	20.5388	07/30/2018
Purchase of Common Stock	31	20.2414	08/01/2018
Purchase of Common Stock	305	20.2780	08/01/2018
Purchase of Common Stock	25	20.4150	08/01/2018
Purchase of Common Stock	1,513	20.4232	08/01/2018
Purchase of Common Stock	500	20.4460	08/01/2018
Purchase of Common Stock	1,192	18.5782	08/02/2018
Purchase of Common Stock	564	18.6397	08/02/2018
Purchase of Common Stock	374	20.6198	08/02/2018
Purchase of Common Stock	1,147	20.6333	08/02/2018
Purchase of Common Stock	897	20.7208	08/02/2018
Purchase of Common Stock	710	20.8095	08/02/2018
Purchase of Common Stock	11	20.8435	08/02/2018
Purchase of Common Stock	30,404	18.0669	08/03/2018
Purchase of Common Stock	11,124	18.0823	08/03/2018
Purchase of Common Stock	21,704	18.2932	08/03/2018
Purchase of Common Stock	4,731	18.9690	08/03/2018
Purchase of Common Stock	50,311	18.9728	08/03/2018
Purchase of Common Stock	377	18.9760	08/03/2018
Purchase of Common Stock	5,337	19.2281	08/06/2018
Purchase of Common Stock	20,415	19.3003	08/06/2018
Purchase of Common Stock	16,946	19.3804	08/06/2018
Purchase of Common Stock	8,540	19.4498	08/06/2018
Purchase of Common Stock	12,031	19.5109	08/07/2018
Purchase of Common Stock	13,536	19.6061	08/07/2018

STARBOARD LEADERS TANGO LLC

Purchase of Common Stock	205,740	21.6203	07/12/2018
Purchase of Common Stock	22,860	21.8317	07/12/2018
Purchase of Common Stock	1,005	21.5950	07/13/2018
Purchase of Common Stock	1,896	21.6000	07/13/2018

CUSIP No. 871503108

Purchase of Common Stock	1,074	21.6000	07/13/2018
Purchase of Common Stock	3,363	21.5000	07/16/2018
Purchase of Common Stock	11,285	21.5809	07/16/2018
Purchase of Common Stock	10,267	21.5903	07/16/2018
Purchase of Common Stock	187,842	21.5411	07/17/2018
Purchase of Common Stock	98,502	21.5538	07/17/2018
Purchase of Common Stock	4,336	21.5218	07/18/2018
Purchase of Common Stock	201,600	21.5592	07/18/2018
Purchase of Common Stock	65,033	21.5750	07/18/2018
Purchase of Common Stock	390	20.6579	07/27/2018
Purchase of Common Stock	25,195	20.6579	07/27/2018
Purchase of Common Stock	1,383	20.6899	07/27/2018
Purchase of Common Stock	89,262	20.6899	07/27/2018
Purchase of Common Stock	477	20.8148	07/27/2018
Purchase of Common Stock	30,793	20.8148	07/27/2018
Purchase of Common Stock	200	20.5388	07/30/2018
Purchase of Common Stock	13,620	20.5388	07/30/2018
Purchase of Common Stock	14	20.2414	08/01/2018
Purchase of Common Stock	2	20.2780	08/01/2018
Purchase of Common Stock	137	20.2780	08/01/2018
Purchase of Common Stock	11	20.4150	08/01/2018
Purchase of Common Stock	8	20.4232	08/01/2018
Purchase of Common Stock	677	20.4232	08/01/2018
Purchase of Common Stock	3	20.4460	08/01/2018
Purchase of Common Stock	223	20.4460	08/01/2018
Purchase of Common Stock	969	18.5782	08/02/2018
Purchase of Common Stock	183	18.5782	08/02/2018
Purchase of Common Stock	458	18.6397	08/02/2018
Purchase of Common Stock	86	18.6397	08/02/2018
Purchase of Common Stock	1	20.6198	08/02/2018
Purchase of Common Stock	67	20.6198	08/02/2018
Purchase of Common Stock	2	20.6333	08/02/2018
Purchase of Common Stock	207	20.6333	08/02/2018
Purchase of Common Stock	2	20.7208	08/02/2018
Purchase of Common Stock	161	20.7208	08/02/2018
Purchase of Common Stock	1	20.8095	08/02/2018
Purchase of Common Stock	129	20.8095	08/02/2018
Purchase of Common Stock	2	20.8435	08/02/2018
Purchase of Common Stock	5,200	18.0669	08/03/2018
Purchase of Common Stock	27,586	18.0669	08/03/2018
Purchase of Common Stock	10,092	18.0823	08/03/2018
Purchase of Common Stock	1,902	18.0823	08/03/2018
Purchase of Common Stock	19,692	18.2932	08/03/2018
Purchase of Common Stock	3,712	18.2932	08/03/2018
Purchase of Common Stock	4,292	18.9690	08/03/2018
Purchase of Common Stock	809	18.9690	08/03/2018
Purchase of Common Stock	45,647	18.9728	08/03/2018
Purchase of Common Stock	8,605	18.9728	08/03/2018
Purchase of Common Stock	342	18.9760	08/03/2018
Purchase of Common Stock	64	18.9760	08/03/2018

CUSIP No. 871503108

Purchase of Common Stock	5,587	19.2281	08/06/2018
Purchase of Common Stock	1,053	19.2281	08/06/2018
Purchase of Common Stock	21,370	19.3003	08/06/2018
Purchase of Common Stock	4,028	19.3003	08/06/2018
Purchase of Common Stock	17,739	19.3804	08/06/2018
Purchase of Common Stock	3,344	19.3804	08/06/2018
Purchase of Common Stock	8,939	19.4498	08/06/2018
Purchase of Common Stock	1,685	19.4498	08/06/2018
Purchase of Common Stock	10,708	19.5109	08/07/2018
Purchase of Common Stock	2,019	19.5109	08/07/2018
Purchase of Common Stock	12,046	19.6061	08/07/2018
Purchase of Common Stock	2,271	19.6061	08/07/2018

Starboard Leaders Select VI LP

Purchase of Common Stock	206,809	20.6579	07/27/2018
Purchase of Common Stock	732,684	20.6899	07/27/2018
Purchase of Common Stock	252,757	20.8148	07/27/2018
Purchase of Common Stock	111,780	20.5388	07/30/2018
Purchase of Common Stock	112	20.2414	08/01/2018
Purchase of Common Stock	1,118	20.2780	08/01/2018
Purchase of Common Stock	91	20.4150	08/01/2018
Purchase of Common Stock	5,546	20.4232	08/01/2018
Purchase of Common Stock	1,831	20.4460	08/01/2018
Purchase of Common Stock	1,499	18.5782	08/02/2018
Purchase of Common Stock	709	18.6397	08/02/2018
Purchase of Common Stock	552	20.6198	08/02/2018
Purchase of Common Stock	1,695	20.6333	08/02/2018
Purchase of Common Stock	1,325	20.7208	08/02/2018
Purchase of Common Stock	1,049	20.8095	08/02/2018
Purchase of Common Stock	16	20.8435	08/02/2018
Purchase of Common Stock	42,682	18.0669	08/03/2018
Purchase of Common Stock	15,615	18.0823	08/03/2018
Purchase of Common Stock	30,468	18.2932	08/03/2018
Purchase of Common Stock	6,643	18.9690	08/03/2018
Purchase of Common Stock	70,628	18.9728	08/03/2018
Purchase of Common Stock	529	18.9760	08/03/2018
Purchase of Common Stock	8,645	19.2281	08/06/2018
Purchase of Common Stock	33,066	19.3003	08/06/2018
Purchase of Common Stock	27,447	19.3804	08/06/2018
Purchase of Common Stock	13,831	19.4498	08/06/2018
Purchase of Common Stock	16,568	19.5109	08/07/2018
Purchase of Common Stock	18,638	19.6061	08/07/2018

STARBOARD VALUE LP

(Through the Starboard Value LP Accounts)

Purchase of Forward Contract	12,505	21.0184	06/19/2018
Purchase of Common Stock	63,000	20.4260	06/25/2018

CUSIP No. 871503108

Purchase of Common Stock	44,100	20.4570	06/25/2018
Sale of Common Stock	(126,000)	20.3881	06/26/2018
Purchase of Forward Contract	126,000	20.3976	06/26/2018
Purchase of Common Stock	18,900	20.4163	06/26/2018
Sale of Common Stock	(31,500)	20.0436	06/27/2018
Sale of Common Stock	(31,500)	20.0442	06/27/2018
Purchase of Forward Contract	63,000	20.0551	06/27/2018
Purchase of Common Stock	44,100	20.1292	06/27/2018
Purchase of Common Stock	31,500	20.1382	06/27/2018
Purchase of Common Stock	113,400	20.1419	06/27/2018
Purchase of Common Stock	25,200	20.0985	06/28/2018
Purchase of Common Stock	73,080	20.1309	06/28/2018
Purchase of Common Stock	52,920	20.1707	06/28/2018
Sale of Common Stock	(126,000)	20.1820	06/28/2018
Purchase of Forward Contract	201,600	20.2301	06/28/2018
Sale of Common Stock	(75,600)	20.2777	06/28/2018
Sale of Common Stock	(75,600)	20.5313	06/29/2018
Purchase of Forward Contract	75,600	20.5774	06/29/2018
Purchase of Forward Contract	252,000	20.5774	06/29/2018
Purchase of Common Stock	2,845	20.5000	07/02/2018
Purchase of Common Stock	51,200	20.7150	07/02/2018
Purchase of Common Stock	137,955	20.7229	07/02/2018
Purchase of Common Stock	64,000	20.9248	07/03/2018
Purchase of Common Stock	88,865	21.6203	07/12/2018
Purchase of Common Stock	9,874	21.8317	07/12/2018
Purchase of Common Stock	434	21.5950	07/13/2018
Purchase of Common Stock	819	21.6000	07/13/2018
Purchase of Common Stock	464	21.6000	07/13/2018
Purchase of Common Stock	1,452	21.5000	07/16/2018
Purchase of Common Stock	4,874	21.5809	07/16/2018
Purchase of Common Stock	4,435	21.5903	07/16/2018
Purchase of Common Stock	7,929	21.5411	07/17/2018
Purchase of Common Stock	4,158	21.5538	07/17/2018
Purchase of Common Stock	419	21.5218	07/18/2018
Purchase of Common Stock	19,506	21.5592	07/18/2018
Purchase of Common Stock	6,292	21.5750	07/18/2018
Purchase of Common Stock	25,761	20.6579	07/27/2018
Purchase of Common Stock	91,266	20.6899	07/27/2018
Purchase of Common Stock	31,485	20.8148	07/27/2018
Purchase of Common Stock	14,591	20.5388	07/30/2018
Purchase of Common Stock	73	20.2414	08/01/2018
Purchase of Common Stock	48,233	20.2414	08/01/2018
Purchase of Common Stock	729	20.2780	08/01/2018
Purchase of Common Stock	481,653	20.2780	08/01/2018
Purchase of Common Stock	60	20.4150	08/01/2018

CUSIP No. 871503108

Purchase of Common Stock	39,336	20.4150	08/01/2018
Purchase of Common Stock	3,615	20.4232	08/01/2018
Purchase of Common Stock	2,388,361	20.4232	08/01/2018
Purchase of Common Stock	1,194	20.4460	08/01/2018
Purchase of Common Stock	788,689	20.4460	08/01/2018
Purchase of Common Stock	2,848	18.5782	08/02/2018
Purchase of Common Stock	49,569	18.5782	08/02/2018
Purchase of Common Stock	1,346	18.6397	08/02/2018
Purchase of Common Stock	23,432	18.6397	08/02/2018
Purchase of Common Stock	1,723	20.6198	08/02/2018
Purchase of Common Stock	237,627	20.6198	08/02/2018
Purchase of Common Stock	5,289	20.6333	08/02/2018
Purchase of Common Stock	729,515	20.6333	08/02/2018
Purchase of Common Stock	4,135	20.7208	08/02/2018
Purchase of Common Stock	570,305	20.7208	08/02/2018
Purchase of Common Stock	3,273	20.8095	08/02/2018
Purchase of Common Stock	451,491	20.8095	08/02/2018
Purchase of Common Stock	52	20.8435	08/02/2018
Purchase of Common Stock	7,129	20.8435	08/02/2018
Purchase of Common Stock	72,633	18.0669	08/03/2018
Purchase of Common Stock	1,411,490	18.0669	08/03/2018
Purchase of Common Stock	26,573	18.0823	08/03/2018
Purchase of Common Stock	516,399	18.0823	08/03/2018
Purchase of Common Stock	51,848	18.2932	08/03/2018
Purchase of Common Stock	1,007,582	18.2932	08/03/2018
Purchase of Common Stock	11,301	18.9690	08/03/2018
Purchase of Common Stock	219,628	18.9690	08/03/2018
Purchase of Common Stock	120,188	18.9728	08/03/2018
Purchase of Common Stock	2,335,655	18.9728	08/03/2018
Purchase of Common Stock	901	18.9760	08/03/2018
Purchase of Common Stock	17,500	18.9760	08/03/2018
Purchase of Common Stock	12,751	19.2281	08/06/2018
Purchase of Common Stock	285,874	19.2281	08/06/2018
Purchase of Common Stock	48,771	19.3003	08/06/2018
Purchase of Common Stock	1,093,470	19.3003	08/06/2018
Purchase of Common Stock	40,483	19.3804	08/06/2018
Purchase of Common Stock	907,651	19.3804	08/06/2018
Purchase of Common Stock	20,401	19.4498	08/06/2018
Purchase of Common Stock	457,399	19.4498	08/06/2018
Purchase of Common Stock	28,741	19.5109	08/07/2018
Purchase of Common Stock	547,904	19.5109	08/07/2018
Purchase of Common Stock	32,334	19.6061	08/07/2018
Purchase of Common Stock	616,393	19.6061	08/07/2018

Nora M. Denzel

Purchase of Common Stock	750	21.6092	07/16/2018

CUSIP No. 871503108

Dale L. Fuller

Purchase of Common Stock	4,000	20.2300	06/27/2018
Purchase of Common Stock	10,000	20.6900	06/29/2018

RICHARD S. HILL

Purchase of Common Stock	9,800	21.5792	07/13/2018
Purchase of Common Stock	15,200	21.5893	07/13/2018
Purchase of Common Stock	2,000	21.5865	07/13/2018
Purchase of Common Stock	1,215	21.5991	07/13/2018
Purchase of Common Stock	1,785	21.6300	07/13/2018
Purchase of Common Stock	5,000	21.6360	07/13/2018
Purchase of Common Stock	5,000	21.6180	07/13/2018
Purchase of Common Stock	5,000	21.6500	07/13/2018
Purchase of Common Stock	5,000	21.6480	07/13/2018
Purchase of Common Stock	25,000	19.4600	08/07/2018

Michael G. Strachan

Purchase of Common Stock	921	21.5865	07/13/2018
Purchase of Common Stock	4,613	19.4380	08/07/2018